UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-36231

ENETI INC.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 1, 2023, Eneti Inc. (the “Company”) appointed Aileen Tan to its board of directors (the “Board”). Ms. Tan fills the vacancy on the Board resulting from the resignation of Peter Niklai on May 12, 2022 and will serve as a Class C Director. The Board has determined that Ms. Tan is an “independent director” as such term is defined under the Securities Exchange Act of 1934, as amended, and the New York Exchange Listing Manual.

Aileen Tan has nearly 30 years in the shipping industry. Ms. Tan began her career at IMC Shipping where she spent more than 10 years focusing on ship chartering, operations, sales and purchases. In 2011, she founded and served as director of the Blue Ocean Marine & Offshore group, which provided sale and purchase and chartering brokerage services to vessels across the drybulk, tanker, gas and container sectors, as well as offshore vessels. She has also served as director of SpringOcean Investment & Project Pte Ltd since 2015 where she was involved in ship finance transactions. Since 2019, Ms. Tan has been a director of GSB Tankers Pte Ltd, which is a joint venture partner of Golden-Agri, Stena Bulk and Baycrest Shipmanagement involved with chemical tankers. She was a director of STC Shipping Pte Ltd., a drybulk shipowner, from 2020-2022, where she was a member of the management team. Ms. Tan graduated with both a BA and BSocSci degree in Economics from the National University of Singapore. She is a resident and citizen of Singapore, and is fluent in the Chinese language.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-251301), the Company's registration statement on Form F-3 (File No. 333- 221441), and the Company's registration statement on Form F-3 (File No. 333-222448).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENETI INC.
(registrant)

Dated:	March 6, 2023	By: /s/ Hugh Baker
Hugh Baker
Chief Financial Officer